                                                                       EX - 20.2

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements are based on the historical financial statements of Cotter & Company ("Cotter") and ServiStar Coast to Coast Corporation ("SCC") adjusted to give effect to the merger of SCC with and into Cotter (the "Merger"), pursuant to the Agreement and Plan of Merger dated December 9, 1996. Cotter will be the surviving corporation and will thereafter be known as TruServ Corporation ("TruServ"). The unaudited pro forma consolidated balance sheet as of December 28, 1996 has been prepared as if the Merger had occurred on December 28, 1996. The unaudited pro forma consolidated statement of operations for the year ended December 28, 1996 has been prepared as if the Merger had occurred on December 31, 1995.


     The Merger will be accounted for using the purchase method of accounting. The pro forma adjustments reflect the preliminary allocation of purchase price based on the estimated fair value of the assets and liabilities of SCC and are based upon currently available information and certain assumptions that management believes are reasonable. While management does not expect the nature of the purchase accounting adjustments to change significantly, it is likely that the amount of the actual purchase accounting adjustments will differ from the adjustments set forth in the pro forma financial statements because management has not completed appraisals of the SCC assets and because the Merger is not expected to be consummated until July 1, 1997. The actual purchase price adjustments and other Merger related adjustments will be determined based on the fair value of the assets and liabilities acquired and may differ from the amounts reflected in the pro forma adjustments. Under the proposed terms of the Merger, SCC members will exchange their SCC common stock and SCC preferred stock for TruServ stock at a par value of $100.00 per share. SCC shareholders owning in excess of 40 shares of SCC common stock (representing five stores), will have those excess shares purchased by Cotter, at their $100 per share par value, in cash or by a credit against amounts owed by those shareholders to SCC in respect of shares of SCC common stock and SCC Series A stock.


     The unaudited pro forma consolidated statements of operations do not include the effects of certain cost savings that are expected to be realized as a result of the actions TruServ management plans to take following the Merger. When fully implemented, such cost savings are estimated to be approximately $50 million annually and include savings from reductions in employees and duplicate facilities following the Merger as well as from increased vendor credits and lower merchandise costs based on increased purchasing volumes.


     The unaudited pro forma consolidated financial statements are intended for informational purposes only and are not necessarily indicative of the financial position or results of operations which would have been achieved had the Merger occurred on the indicated dates, nor are they necessarily indicative of the results of future operations. The unaudited pro forma consolidated financial statements should be read in conjunction with the financial statements and notes thereto of Cotter and SCC included or incorporated by reference in the Proxy Statement/Prospectus of Cotter and SCC.

                                COTTER & COMPANY

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 28, 1996
                                (000'S OMITTED)


                                                    AS REPORTED            PRO FORMA        PRO FORMA
                                                 COTTER       SCC         ADJUSTMENTS      CONSOLIDATED
                                                --------    --------      -----------      ------------
ASSETS
Current Assets:
  Cash and cash equivalents..................   $  1,662    $  8,715                        $   10,377
  Accounts and notes receivable..............    307,205     158,636       $ (5,000) (1)       460,841
  Inventories................................    347,554     160,955         (6,000) (2)       502,509
  Prepaid expenses...........................     13,517       7,355                            20,872
                                                ------------------------------------------------------
     Total current assets....................    669,938     335,661        (11,000)           994,599
Properties owned, less accumulated
  depreciation...............................    167,331      80,384                           247,715
Properties under capital leases, less
  accumulated amortization...................      3,680         -                               3,680
Unallocated purchase price...................        -           -           48,117  (3)        48,117
Other assets.................................     13,036      13,850         (1,000) (4)        25,886
                                                ------------------------------------------------------
     Total assets............................   $853,985    $429,895       $ 36,117         $1,319,997
                                                ======================================================
LIABILITIES AND CAPITALIZATION
Current liabilities:
  Accounts payable and accrued expenses......   $338,440    $185,614       $ 29,500  (5)    $  553,554
  Short-term borrowings......................     70,594         -           17,000  (6)        87,594
  Current maturities of notes, long-term debt
     and lease obligations...................     43,458       5,679                            49,137
  Patronage dividends payable in cash........     16,142       3,338                            19,480
                                                ------------------------------------------------------
     Total current liabilities...............    468,634     194,631         46,500            709,765
                                                ------------------------------------------------------
Long-term debt and obligations under capital
  leases.....................................     80,145     113,514                           193,659
                                                ------------------------------------------------------
Capitalization:

  Promissory (subordinated) and instalment
     notes...................................    185,366         -           10,000  (7)       195,366
  Class A common stock and partially paid
     subscriptions and common stock of SCC...      4,876      12,432         25,100  (8)        42,408
  Class B nonvoting common stock and paid-in
     capital and preferred shares of SCC.....    114,053     115,935        (52,100) (9)       177,888
  Retained earnings (deficit)................      1,751      (6,617)         6,617 (10)         1,751
                                                ------------------------------------------------------
                                                 306,046     121,750        (10,383)           417,413
Foreign currency translation adjustment......       (840)        -                                (840)
                                                ------------------------------------------------------
Total capitalization.........................    305,206     121,750        (10,383)           416,573
                                                ------------------------------------------------------
     Total liabilities and capitalization....   $853,985    $429,895       $ 36,117         $1,319,997
                                                ======================================================


   See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

 (1) Adjustment to reflect potential added risk of collectibility of receivables resulting from Members withdrawing subsequent to the Merger.

 (2) Represents the resulting adjustments from anticipated mark-downs in commonizing the inventory mix and inventory that will be sold at reduced prices due to the closure of certain SCC distribution centers. Other commonization expenses are anticipated but are not reflected due to the uncertainty as to amount.



 (3) Represents a preliminary estimate of the excess of cost over the fair value of the net assets of SCC. At each balance sheet date following the Merger, TruServ will evaluate potential impairment of any goodwill created as a result of the Merger using undiscounted future cash flows.


 (4) Adjustment to other intangibles.

 (5) Represents accrual of certain expenses and purchase accounting adjustments as set forth below:

                                                               (000'S OMITTED)
                                                               ---------------
Employee benefits:
  Principally to adjust for the effect of recording SCC's
     postretirement benefit obligation......................       $ 7,200
  Adjustment of SCC's vacation pay accrual to conform to
     Cotter's vacation pay policy...........................         2,800
Closure of facilities -- severance payments, lease and asset disposal costs associated with the closure of SCC's Butler office facility, paint plant and certain distribution
  centers -- see "Operations After the Merger"..............         9,300
Legal, accounting and other transaction costs...............         7,000
Other.......................................................         3,200
                                                                   -------
                                                                   $29,500
                                                                   =======

 (6) Adjustment to reflect short-term borrowings for redemption of Cotter Class B common stock at par value.

 (7) Adjustment to reflect promissory notes issued to SCC members in connection with the redemption of SCC preferred stock. Such redemption relates to certain SCC members with preferred stock investments in excess of the proposed TruServ investment requirements.

 (8) Represents the conversion of Cotter Class B common stock to Class A common stock to meet additional required investment level. Under the proposed terms of the Merger, additional Class A common stock investment is required for Cotter Members to increase their investment to $6,000 per store for up to five stores.

 (9) Items (6), (7) and (8).

(10) Acquisition of SCC's capital stock through exchange of TruServ shares and elimination of SCC's retained deficit.

                                COTTER & COMPANY

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 28, 1996
                                (000'S OMITTED)

                                                        AS REPORTED            PRO FORMA         PRO FORMA
                                                    COTTER         SCC        ADJUSTMENTS       CONSOLIDATED
                                                    ------         ---        -----------       ------------
    Revenues..................................    $2,441,707    $1,769,872      $     -          $4,211,579
                                                  ----------    ----------      -------          ----------
    Cost and expenses:
      Cost of revenues........................     2,245,071     1,645,080                        3,890,151
      Warehouse, general and administrative...       115,457        98,556        1,203(1)          215,216
      Interest paid to Members................        18,460             -          800(2)           19,260
      Other interest expense..................        10,175         9,765          935(3)           20,875
      Other income, net.......................          (228)       (4,210)                          (4,438)
      Income tax expense benefit..............           362          (140)                             222
                                                  ----------    ----------      -------          ----------
                                                   2,389,297     1,749,051        2,938           4,141,286
                                                  ----------    ----------      -------          ----------
    Net margins...............................    $   52,410    $   20,821      $(2,938)         $   70,293
                                                  ==========    ==========      =======          ==========


       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS


(1) Adjustment for amortization of the excess of cost over the fair value of the net assets of SCC. Amortization has been calculated using the straight-line method over an estimated useful life of 40 years.

(2) Adjustment for interest expense on promissory notes to be issued in connection with the Merger. Such interest was calculated at an assumed interest rate of 8%.

(3) Adjustment for interest expense on short-term borrowings to be issued in connection with the Merger. Such interest was calculated at an assumed interest rate of 5.5%.